
13030123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
868970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/12/11 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.
453230315

IMM EXECUTION SERVICES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W Jackson Blvd, Suite 1406
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Conners **(312) 635-1777**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EM 3/8/13

OATH OR AFFIRMATION

I, **Michael Conners**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **IMM EXECUTION SERVICES, LLC** as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member, President

Title

Subscribed and sworn to before me this

26th day of February, 2013

"OFFICIAL SEAL"
Alan R Juraska
Notary Public, State of Illinois
My Commission Expires 8/20/2016

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

IMM EXECUTION SERVICES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

for the period December 12, 2011
(commencement of operations) to December 31, 2012

IMM Execution Services, LLC

Schedule of Assessment and Payments Form SIPIC-7

Year Ended December 31, 2012

	Amount	Payment Date
SIPIC-7 annual general assessment	$ 1,135	
SIPIC-6 payment	88	07/27/12
SIPIC-7 payment	1,047	02/08/13
Total payments	$ 1,135	
Overpayments (Amount due)	$ -	



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT

To the Members of
IMM Execution Services, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of IMM Execution Services, LLC, (the "Company") as of December 31, 2012 and the related statements of operations, changes in members' equity, and cash flows for the period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMM Execution Services, LLC as of December 31, 2012, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

R&J

Report on Other Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Ryan & Juraska

Chicago, Illinois
February 20, 2013

IMM Execution Services, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	26,620
Securities owned, at fair value		2,907,339
Investment in broker-dealer		10,000
Dividends receivable		3,612
Other receivables		138,125
	$	3,085,696

Liabilities and Members' Equity

Liabilities:		
Payable to broker-dealer	$	1,087,211
Securities sold short, not yet purchased		202,366
Accounts payable and accrued expenses		92,290
		1,381,867
Members' equity		1,703,829
	$	3,085,696

See accompanying notes.

IMM Execution Services, LLC

Statement of Operations

For the Period December 12, 2011 (commencement of operations) to December 31, 2012

Revenues	
Commissions	$ 923,957
Dividend income	152,225
	1,076,182
Expenses	
Compensation and related benefits	543,132
Dividend expense	108,079
Market data, trading platforms, and market research	101,038
Software fees	89,880
Telecommunications and data storage	83,845
Professional fees	61,424
Dues and memberships	53,493
Occupancy	47,945
Clearing fees and errors	38,441
Other expenses	32,033
Commissions and brokerage expense	28,542
Travel, meals and entertainment	21,853
Interest expense	16,670
	1,226,375
Net operating (loss)	$ (150,193)
Realized and unrealized gains (losses) on trading activity	
Net realized gain (loss) on securities	(117,056)
Net change in unrealized gain (loss) on securities	95,023
Net trading loss	(22,033)
Net (loss)	$ (172,226)

See accompanying notes.

IMM Execution Services, LLC

Statement of Changes in Members' Equity

For the Period December 12, 2011 (commencement of operations) to December 31, 2012

Balance at December 12, 2011	$ 0
Contributions	2,064,818
Withdrawals	(188,763)
Net loss	(172,226)
Balance at December 31, 2012	$ 1,703,829

See accompanying notes.

IMM Execution Services, LLC

Statement of Cash Flows

For the Period December 12, 2011 (commencement of operations) to December 31, 2012

Cash flows from operating activities	
Net (loss)	$ (172,226)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Securities owned, at fair value	(2,907,339)
Investment in broker-dealer	(10,000)
Dividends receivable	(3,612)
Other receivables	(138,125)
Increase (decrease) in operating liabilities:	
Payable to broker-dealer	1,087,211
Securities sold short, not yet purchased	202,366
Accounts payable and accrued expenses	92,290
Net cash provided by operating activities	(1,849,435)
Cash flows from financing activities	
Members' contributions	2,064,818
Members' withdrawals	(188,763)
Net cash used in financing activities	1,876,055
Increase in cash	26,620
Cash at beginning of the period	0
Cash at end of the period	$ 26,620

See accompanying notes.

---

1. Organization and Business

IMM Execution Services, LLC (the "Company"), was organized in the State of Delaware as a limited liability company on September 12, 2011, and commenced operations on December 12, 2011. The Company is a registered securities broker-dealer with the Securities Exchange Commission ("SEC") and is a member of the Chicago Board Options Exchange ("CBOE"). In addition to providing securities and futures execution services to retail customers, the Company also engages in proprietary trading for its own account. Customer transactions are cleared on a fully disclosed basis through other brokers.

2. Summary of Significant Accounting Policies

The Hierarchy of GAAP
In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"). The codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The codification did not change GAAP but rather organized it into a hierarchy where all guidance within the codification carries an equal level of authority. The codification became effective for periods after July 1, 2009 and the Company adopted the ASC for the fiscal the year beginning January 1, 2010. The codification did not have a material effect on the Company's results of operations and financial condition.

Investment Income
Interest and dividend income is recorded as earned on an accrual basis.

Execution Revenue
Income from execution services is generated from commissions and fees received from other broker-dealers based on the volume of trades from customers introduced by the Company.

Realized and Unrealized Gains/Losses and Securities Valuation
Securities transactions are recorded on the trade date basis. Realized gains or losses on the sales of securities are calculated on the specific identification method. Securities and Derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies, continued

Income Taxes

For income tax reporting purposes, the Company is a limited liability company, therefore, no federal income tax is provided in the Company's financial statements and the members will be responsible for income taxes, if any, on an individual basis.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2009.

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and carry-forward losses. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statements.

3. Fair Value Measurement and Disclosures

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

3. Fair Value Measurement and Disclosure, continued

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Gains and losses from investment in equities and options are realized when the contracts are liquidated and change in net unrealized gain or loss from the preceding period is reported in the statement of operations.

3. Fair Value Measurement and Disclosure, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Equities	$ 2,848,436	$ -	$ -	$ 2,848,436
Derivatives	58,903	-	-	58,903
	$ 2,907,339	$ -	$ -	$ 2,907,339
Liabilities				
Securities sold short, not yet purchased				
Equities	$ 165,890	$ -	$ -	$ 165,890
Derivatives	36,476	-	-	36,476
	$ 202,366	$ -	$ -	$ 202,366

At December 31, 2012, the Company held no Level 2 or 3 investments.

4. Operating Lease Commitment

The Company sublets office space from MIXIT, INC. Under the terms of the Sublease Agreement dated January 1, 2012, the Company may at any time, subsequent to November 30, 2012 and with a 60 advance notice, terminate its Sublease Agreement.

As of December 1, 2012, IMM is effectually on a month-to-month lease agreement until the Premise Lease Expiration Date September 30, 2013. The Premise Lease Expiration Date is the time in which MIXIT, Inc.'s tenant agreement ends with the landlord P&S Limited Partnership.

Rent expense for the period ended December 31, 2012 was $42,396.

5. Credit Concentration

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2012, the Company cleared all of its trades through a single clearing broker-dealer, ABN AMRO Clearing Chicago LLC. The Company has not experienced any such losses in this account. Management does not consider any credit risk associated with this account to be significant.

6. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk, which include exchange-traded equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at market value and gains and losses from derivative financial instruments are included in the realized loss on investments in the statement of operations.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts ("credit risk") and from changes in the values of securities, interest rates, currency exchange rates or equity index values ("market risk"). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

7. Clearing Agreement

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago LLC ("ABN AMRO"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a Class A Member Joint Back Office Clearing Agreement with ABN AMRO. The Company's investment in ABN AMRO is reflected as investment in broker-dealer in the statement of financial condition. Under the rules of the SEC, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ABN AMRO, exclusive of the stock investment.

8. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2012.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of “aggregate indebtedness”, as defined.

At December 31, 2012, the Company had net capital and net capital requirements of approximately $974,393 and $100,000, respectively.

10. Subsequent Events

The Company's management has evaluated events and transactions through February 20, 2013, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

IMM Execution Services, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2012

Computation of net capital		
Total members' equity		$ 1,703,829
Deduct members' equity of not allowable for Net Capital		0
Total members' equity qualified for net capital		1,703,829
Deductions and /or charges:		
Nonallowable assets:		
Investment in broker-dealer	$	10,000
Other receivables		34,384
Net capital before haircuts on securities positions		1,659,445
Haircuts on securities:		
Trading and investment securities:		
Other securities	$	403,255
Undue concentration		281,797
Net capital		$ 974,393
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 874,393
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 92,290
Ratio of aggregate indebtedness to net capital		% 9.47

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2012.

See accompanying notes.

IMM Execution Services, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.

IMM Execution Services, LLC

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.

IMM Execution Services, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
IMM Execution Services, LLC

In planning and performing our audit of the financial statements of IMM Execution Services, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and certain firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect, and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Based on this understanding and on our study, we identified the following deficiencies in internal control that we consider to be material inadequacies.

For the period ended December 31, 2012, the Company failed to record the unrealized gain or loss on its CBOE shares in accordance with GAAP. GAAP requires that unrealized gains or losses on securities be recorded in the statement of operations currently. The Company initially recorded the unrealized appreciation or depreciation as a deferred gain or loss on the statement of financial condition. During their regulatory audit, the CBOE instructed the Company to change its accounting method for recognition of the unrealized appreciation or depreciation of the CBOE shares. Subsequent to the CBOE's directive, the Company recorded unrealized fluctuations in the CBOE share price in a member's equity account. During our audit, we noted that this method of accounting was not in accordance with GAAP and that earlier treatment of deferred gains prior to July 1, 2012 caused net capital to be understated. Management responded to our comments by contacting the CBOE's compliance division. Per the CBOE's compliance division, Management amended its September 30, 2012 and December 31, 2012 quarterly FOCUS filings to conform to GAAP.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, CBOE, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 20, 2013



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

**INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION**

To the Members of
IMM Execution Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by IMM Execution Services, LLC (the "Company") and the Securities and Exchange Commission, SIPC, and the Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 reported on the FOCUS for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 20, 2013